Dome Capital, LLC

10006 Cross Creek Blvd #103

Tampa FL 33647

August 15, 2024

VIA EDGAR

Stacie Gorman and Pamela Howell

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.,

Washington DC 20549

Re:	Dome Capital, LLC
Amendment No. 2 to Draft Offering Statement on Form 1-A
Filed February 24, 2024
CIK No. 0001988836

Dear Ms. Gorman and Ms. Howell:

This letter is submitted on behalf of Dome Capital, LLC, a Delaware series limited liability company (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated November 28, 2023 with respect to the Company’s Draft Offering Statement on Form 1-A (CIK No. 0001988836), filed with the Commission on February 24, 2024; (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the second amendment of the Offering Statement (the “Second Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Offering Statement.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Draft Offering Statement on Form 1-A

Cover Page

1.	We note your revisions made in response to prior comment 1 that a closing of a series offering “will take place on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted and (ii) a date determined by the manager in its sole discretion.” Further, we note that you state that a closing will occur within 10 days of a subscription being received. Please reconcile the disclosures provided regarding the closings. Further, to the extent applicable, please clearly distinguish the difference between a closing and a series closing. Additionally, please reconcile the duration of the series offering disclosed in the offering circular with the subscription agreement.

Company’s Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on the cover page and elsewhere in the Second Amendment to distinguish between the termination of an offering and a closing of an offering more clearly.

2.	Please clarify the statement that “If subscriptions are received on a closing date but not accepted by the company prior to such Closing, any such subscriptions will be closed on the next closing date and the investor will have the choice to apply those funds to their next investment or request in writing to the Company that the funds be returned, which the company shall process within thirty days of such request.” In light of the fact that potential investors will be subscribing to a particular series in the subscription agreement, please explain the mechanics of how this would work in your offering.

Company’s Response:

The Company respectfully acknowledges the Staff’s comment and struck the statement at issue from the cover page of the Second Amendment.

General

3.	We note your response to prior comment 2. Please note that Guide 5 applies to real estate limited partnerships and LLCs, in addition to real estate investment trusts. The release emphasizes that in addition to real estate limited partnerships, the guide should also be considered for real estate investment trusts. Further, it is not clear from your response why Mr. Humayun’s prior real estate related should not be considered programs. We note your disclosure clearly indicates that he managed investments in real estate and that he bought and sold properties through the prior companies. Because your offering is a blind-pool, please provide the disclosure required by Industry Guide 5. For example only, and not limited to the following, please clearly disclose the compensation to be paid to your manager pursuant to Item 4 and provide the disclosure required by Item 8, including prior performance tables. For guidance, refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A, and Corporation Finance Disclosure Guidance Topic No. 6.

Company’s Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures throughout the Second Amendment to clarify that the offering is not a blind pool offering, and as such, Industry Guide 5 does not apply. For the sake of clarity, the Offering Statement will identify the specific investment properties to be acquired by each series before any investments are made.

4.	We note the disclosure in the subscription agreement that “If the Manager accepts the subscription of the Purchaser with respect to a portion of the Units, the Purchaser shall remain committed to purchase the remainder of the Units upon any subsequent acceptance by the Manager of all or any portion the Purchaser’s subscription for such Units, the determination of which shall be made by the Manager in its sole discretion at any time until the earlier of the Termination Date or the Manager’s rejection of the subscription of the Purchaser with respect to such Units in accordance with Section 2.” Please provide us with your analysis regarding whether your offering should be considered a delayed offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Company’s Response:

The Company respectfully acknowledges the Staff’s comment and has struck from the subscription agreement the language in question and has revised its disclosures throughout the Second Amendment to clarify that the offering is not a delayed offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

If any supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (202) 857-4486.

Very truly yours,

By:	/s/ Rajiv Radia
Rajiv Radia

Enclosures
cc:	Dome Capital, LLC